                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                  INTERNATIONAL MUREX TECHNOLOGIES CORPORATION
                  --------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
                         -------------------------------
                         (Title of Class of Securities)

                                    46005H100
                                    ---------
                                 (CUSIP Number)

                            Arthur D. Wolfcale, Esq.
                                 General Counsel
                       The Edward J. DeBartolo Corporation
                               7620 Market Street
                             Youngstown, Ohio 44512
                                 (330) 965-2047
                     --------------------------------------
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)



                                November 12, 1996
                     --------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


Check the following box if a fee is being paid with the statement |_|.

                                  SCHEDULE 13D

CUSIP No. 46005H100

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EDWARD J. DEBARTOLO, JR., individually and as co-executor of The Estate of Edward J. DeBartolo

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                            a[X]
                                                                            b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

                                    7.  SOLE VOTING POWER

                                               2,533,450

 NUMBER OF                          8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                                   1,983,013 (as co-executor of The
 OWNED BY                                      Estate of Edward J. DeBartolo)
   EACH
 REPORTING                          9.  SOLE DISPOSITIVE POWER
  PERSON
   WITH                                        2,533,450

                                    10.  SHARED DISPOSITIVE POWER

                                               1,983,013 (as co-executor of The
                                               Estate of Edward J. DeBartolo)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,516,463

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.74%

14.  TYPE OF REPORTING PERSON*
         IN

                                  SCHEDULE 13D

CUSIP No. 46005H100

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         THE ESTATE OF EDWARD J. DEBARTOLO

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                            a[X]
                                                                            b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Ohio

                                    7.  SOLE VOTING POWER

                                               1,983,013

 NUMBER OF                          8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                                   0
 OWNED BY
   EACH
 REPORTING                          9.  SOLE DISPOSITIVE POWER
  PERSON
   WITH                                        1,983,013

                                    10.  SHARED DISPOSITIVE POWER

                                               0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,516,463

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.74%

14.  TYPE OF REPORTING PERSON*
         OO

                                  SCHEDULE 13D

CUSIP No. 46005H100

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MARIE DENISE DEBARTOLO YORK, solely in her capacity as co-executor of The Estate of Edward J. DeBartolo

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                            a[X]
                                                                            b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

                                    7.  SOLE VOTING POWER

                                               0

 NUMBER OF                          8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                                   1,983,013 (as co-executor of The
 OWNED BY                                      Estate of Edward J. DeBartolo)
   EACH
 REPORTING                          9.  SOLE DISPOSITIVE POWER
  PERSON
   WITH                                        0

                                    10.  SHARED DISPOSITIVE POWER

                                               1,983,013 (as co-executor of The
                                               Estate of Edward J. DeBartolo)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,516,463

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.74%

14.  TYPE OF REPORTING PERSON*
         IN

         The Reporting Persons, as defined below, hereby amend and restate in its entirety the Schedule 13D as originally filed with the Securities and Exchange Commission ("SEC") on December 21, 1990 (as amended by Amendment No. 1 filed with the SEC on February 19, 1991, Amendment No. 2 filed with the SEC on May 17, 1991, Amendment No. 3 filed with the SEC on October 22, 1991, Amendment No. 4 filed with the SEC on November 13, 1991, Amendment No. 5 filed with the SEC on May 20, 1992, Amendment No. 6 filed with the SEC on May 28, 1992, Amendment No. 7 filed with the SEC on June 25, 1992, Amendment No. 8 filed with the SEC on July 31, 1992, Amendment No. 9 filed with the SEC on August 12, 1992, Amendment No. 10 filed with the SEC on September 18, 1992, Amendment No. 11 filed with the SEC on October 8, 1992, Amendment No. 12 filed with the SEC on January 9, 1995 and Amendment No. 13 filed with the SEC on March 15, 1995, collectively, the "Prior 13Ds") relating to the common shares, without par value, of International Murex Technologies Corporation (formerly Murex Clinical Technologies Corporation), a British Columbia corporation. This amendment and restatement of Schedule 13D relates to the transaction as more fully described in Item 4 below (the "Current Transaction"). All exhibits to the Schedule 13D previously filed are incorporated herein by reference.

Item 1.  Security and Issuer.
         -------------------

         This statement relates to the common shares, without par value (the "Shares"), of International Murex Technologies Corporation (formerly Murex Clinical Technologies Corporation), a corporation organized under the laws of the Province of British Columbia, Canada (the "Issuer"). The Issuer's principal executive offices are located at 3075 Northwoods Circle, Norcross, Georgia 30071.

Item 2.  Identity and Background.
         -----------------------

         This statement is being filed by Edward J. DeBartolo, Jr. ("DeBartolo, Jr."), individually and as co-executor of the Estate (the "Estate") of Edward J. DeBartolo, Sr. ("DeBartolo, Sr."), the Estate, and Marie Denise DeBartolo York, solely in her capacity as co-executor of the Estate ("York" and, together with DeBartolo, Jr. in his capacity as co-executor of the Estate, the "Executors") (collectively, the "Reporting Persons").

         The principal occupation of DeBartolo, Jr., a natural person, is to act as President and Chief Administrative Officer of The Edward J. DeBartolo Corporation, an Ohio corporation ("EJDC"), a corporation primarily engaged in the business of developing and managing real estate. The business address of DeBartolo, Jr. is 7620 Market Street, Youngstown, Ohio 44512. DeBartolo, Jr. is a United States citizen.

         DeBartolo, Sr. died on December 19, 1994. The Shares beneficially owned by DeBartolo, Sr. at the time of his death devolved to his Estate by operation of law upon the appointment of the Executors pursuant to the Entry Appointing Fiduciary; Letters of Authority (previously filed as Exhibit 28 and incorporated herein by reference) on December 29, 1994. The co-executors of the Estate are DeBartolo, Jr. and York. Accordingly, the Estate and the Executors are joining the defined class of Reporting Persons for purposes of this Schedule 13D with respect to the Shares. The business address of the Estate is c/o The Edward J. DeBartolo Corporation, 7620 Market Street, Youngstown, Ohio 44512.

         The principal occupation of York, a natural person, is to act as Vice Chairman of The Edward J. DeBartolo Corporation. The business address of York is 7620 Market Street, Youngstown, Ohio 44512. York is a United States citizen and is the daughter of the late DeBartolo, Sr.

         None of the Reporting Persons has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         With respect to the transactions described in the Prior 13Ds, see Item 3 to the Prior 13Ds which is incorporated herein by reference. With respect to the Current Transaction, not applicable.

Item 4.  Purpose of Transaction.
         ----------------------

         The purposes of the transactions described in the Prior 13Ds are hereby incorporated by reference. With respect to the Current Transaction, pursuant to a certain stipulation of settlement, dated May 17, 1996 (the "Stipulation of Settlement"), the parties thereto agreed to settle all claims against DeBartolo, Jr., the late DeBartolo, Sr., the Estate, the Issuer and two of its executive officers, arising out of class action lawsuits instituted on behalf of all persons who had purchased Shares between May 21, 1992 and August 19, 1992 (described below). The Stipulation of Settlement is subject to final approval by the United States District Court for the Eastern District of New York ("Court Approval"), which is expected by late 1996. The Stipulation of Settlement is not an admission or indication by the DeBartolos or any defendant of any liability or wrongdoing by any of them. A copy of the Stipulation of

Settlement is attached hereto as Exhibit 31 and is incorporated herein by reference.

         Pursuant to the Stipulation of Settlement, the defendants agreed to pay a total of $5.4 million for the benefit of authorized claimants, of which (i) DeBartolo, Jr. is responsible for $540,000 and (ii) the Estate, on behalf of DeBartolo, Sr., is responsible for $540,000. Each party's contribution was determined pursuant to the Agreement, dated May 17, 1996 (the "Agreement") by and among the defendants. The payments by DeBartolo, Jr. and the Estate are payable in cash or Shares and all payments will be held in escrow for the benefit of claimants pending Court Approval. A copy of the Agreement is attached hereto as Exhibit 32 and is incorporated herein by reference.

         On November 12, 1996, (i) DeBartolo, Jr. tendered 92,943 Shares and
(ii) the Estate tendered 92,943 Shares, each in payment of all relevant obligations under the Stipulation of Settlement. In accordance with the Stipulation of Settlement, the Shares tendered by DeBartolo, Jr. and the Estate were delivered directly to the Issuer for cancellation, which, in turn, will issue new Shares directly to authorized claimants, and were valued at $5.81 per Share, or the average closing price for the trading of such Shares on the Nasdaq National Market System for the 30 day period ending ten days before the date of delivery of such Shares to the Issuer.

         The complaints filed in the actions had alleged that the defendants omitted and/or misrepresented material facts about the Issuer which resulted in artificially inflating the market price of the Issuer's securities, permitting, in part, DeBartolo, Jr. and DeBartolo, Sr. to sell certain Shares in late July and early August of 1992 in violation of federal and Texas securities laws. The DeBartolos and the other defendants have denied the substantive allegations and that their conduct was unlawful or caused the plaintiffs any legally recoverable damages. However, all defendants, including DeBartolo, Jr. and the Estate, on behalf of DeBartolo, Sr., while continuing to expressly deny any wrongdoing, agreed to enter into the Stipulation of Settlement in order to put to rest all controversy and to avoid further expense, inconvenience and distraction necessitated by further defenses of the consolidated action.

         Except as limited below with respect to the Estate, the Reporting Persons own the Shares for investment purposes. Such persons intend continuously to review their investment in the Issuer. In reaching any decision with respect to such investment, the Reporting Persons will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other investment opportunities available to such persons and general economic and market conditions. Depending upon the results of their review of such factors, such persons may decide to purchase (on such terms and at such times as they consider desirable) additional equity securities of the Issuer, or such persons may decide to dispose of all or a portion of any such securities of the Issuer (whether now or hereafter held). In connection with any such disposition of Shares, the Reporting Persons may consider utilizing the registration rights granted to such persons by the Issuer pursuant to the Registration Rights Agreement, as amended (attached as Schedule A to Exhibit 2 and Exhibits 21, 24 and 30 and described in Item 6 of the Schedule 13D).

         In addition, the Executors are charged with administering the assets properly included in the Estate, including Shares owned by DeBartolo, Sr. at his death on December 19, 1994, for the benefit of the Estate's creditors and then for heirs, legatees and devisees in accordance with the directions of the Last Will and Testament of DeBartolo, Sr.

         Except as set forth above, or in any other item hereof, the Reporting Persons do not have any present plans or proposals that would relate to or result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) The information set forth in this Item 5(a) is given as of November 12, 1996 and is based on 16,280,196 Shares deemed outstanding.1 The Reporting Persons beneficially own 4,516,463 Shares, which represent approximately 27.74% of the outstanding Shares.

         The Estate has direct beneficial ownership of 1,983,013 Shares, which represent approximately 12.18% of the outstanding Shares. DeBartolo, Jr. has direct beneficial ownership of 2,533,450 Shares and, by virtue of his authority as Executor of the Estate, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), the 1,983,013 Shares directly beneficially owned by the Estate. Thus, DeBartolo, Jr. may be deemed to own beneficially 4,516,463 Shares, which represent approximately 27.74% of the outstanding Shares. DeBartolo, Jr. disclaims beneficial ownership for all other purposes of the Shares which the Estate has direct beneficial ownership except to the extent of his presently indeterminate pecuniary interest in such Shares.

         York does not directly beneficially own any Shares but, by virtue of her authority as Executor of the Estate,

-------------------
1 The number of Shares outstanding as of November 4, 1996 was 16,280,196 according to information provided by International Murex Technologies Corporation.

may be deemed to own beneficially (as that term is defined in Rule 13d-3) the 1,983,013 Shares directly beneficially owned by the Estate, which represent approximately 12.18% of the outstanding Shares. York disclaims beneficial ownership for all other purposes of the Shares which the Estate has direct beneficial ownership except to the extent of her presently indeterminate pecuniary interest in such Shares.

         (b) The information set forth in this Item 5(b) is given as of November 12, 1996. DeBartolo, Jr. has sole power to vote or to direct the vote and to dispose or to direct the disposition of the 2,533,450 Shares of which he has direct beneficial ownership and DeBartolo, Jr. and York, as Executors, share equally the power to vote or to direct the vote and to dispose or to direct the disposition of the 1,983,013 Shares directly beneficially owned by the Estate.

         (c) Except for Shares tendered by DeBartolo, Jr. and the Estate pursuant to the Stipulation of Settlement (described in Item 4 of the Schedule
13D), no transactions in the Shares have been effected by the Reporting Persons during the past 60 days.

         (d) All proceeds from the tender of the Shares by DeBartolo, Jr. and the Estate will be held in escrow for thebenefit of the authorized claimants pursuant to the Stipulation of Settlement.

         (e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings, or
         Relationships with Respect to Securities of
         the Issuer.
         -------------------------------------------

         All contracts, arrangements, understandings, or relationships with respect to the Prior 13Ds are hereby incorporated by reference. Pursuant to Rule 13d-1(f) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which has been filed previously as Exhibit 27 and is incorporated herein by reference.

                  Pursuant to a Mutual Limited Release and Covenant Not to Sue, dated May 2, 1995, between the Issuer and DeBartolo, Jr., (i) the 153,742 Shares directly beneficially owned by DeBartolo, Jr. which were subject to the Pooling Agreement (previously filed as Exhibit 12 incorporated herein by reference), were released from the escrow established by the Pooling Agreement and (ii) the Pooling Agreement was terminated. As a result, such Shares are no longer subject to the restrictions on transfer set forth therein.

         The Registration Rights Agreement dated as of October 26, 1990, as amended by the Registration Rights Amendment dated June 23, 1992, further amended by the Letter Agreement, dated September 17, 1992, and further amended by the Letter Amendment, dated March 14, 1995 (previously filed as Schedule A to
Exhibit 2 and Exhibits 21, 24 and 30, respectively, and incorporated herein by reference) (together with all amendments, the "Registration Rights Agreement"), provides that, among other things, the Issuer agrees to register the Shares in up to three registered offerings under the Securities Act of 1933, as amended, upon written notice of request of registration. The Issuer's obligation to register the Shares continues until December 31, 1996, provided the Reporting Persons must bear fifty percent of the expenses incurred by the Issuer in connection with any registration statements for which the Reporting Persons sent written notice to the Issuer after December 31, 1995.

         The lock-up provisions of the Registration Rights Agreement which had previously prohibited the selling, transferring, assigning, pledging or otherwise disposing of any Shares of which a Reporting Person has direct or indirect beneficial ownership, with certain exceptions, expired on July 15, 1995.

         Except as described herein and in the Prior 13Ds, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

Exhibit 31 -     Stipulation of Settlement
                 dated May 17, 1996

Exhibit 32 -     Agreement, dated May 17, 1996
                 by and among the Issuer, DeBartolo,
                 Jr., the Estate and Encon Insurance
                 Managers, Inc.

Exhibit 33 -     Mutual Release and Covenant Not To Sue,
                 dated May 2, 1995, between the Issuer and DeBartolo, Jr.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 12, 1996






                                                 /s/ Edward J. DeBartolo, Jr.
                                             --------------------------------
                                                 Edward J. DeBartolo, Jr.

                                  SCHEDULE 13D

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   November 12, 1996                       /s/ Edward J. DeBartolo, Jr.
                                             --------------------------------
                                                 Edward J. DeBartolo, Jr.in
                                                 his capacity as Executor of
                                                 the Estate of Edward J.
                                                 DeBartolo



Dated:   November 12, 1996                       /s/ Marie Denise DeBartolo York
                                             --------------------------------
                                                 Marie Denise DeBartolo York,
                                                 in her capacity as Executor
                                                 of the Estate of Edward J.
                                                 DeBartolo

                                  SCHEDULE 13D

                                  EXHIBIT INDEX


Exhibit 31  -    Stipulation of Settlement
                 dated May 17, 1996

Exhibit 32 -     Agreement, dated May 17, 1996
                 by and among the Issuer, DeBartolo,
                 Jr., the Estate and Encon Insurance
                 Managers, Inc.

Exhibit 33 -    Mutual Release and Covenant
                Not To Sue, dated May 2,
                1995, between the Issuer and
                DeBartolo, Jr.